EXHIBIT 99.18

EXECUTIVE INCENTIVE COMPENSATION RECOUPMENT POLICY

(SEC AND NYSE)

Purpose

This Executive Incentive Compensation Recoupment Policy (SEC and NYSE) has been adopted by

Cameco Corporation (Cameco) to enhance its alignment with good compensation governance practices, to comply with requirements set forth by the U.S. Securities and Exchange Commission and the New York Stock Exchange, and to assist Cameco to manage its compensation related risk.

Definitions

In this Policy the following capitalized terms have the meanings set out below:

1.	“Applicable Rules” means any laws, regulations and rules of any stock exchange applicable to Cameco, including the listing standards of the New York Stock Exchange.

2.	“Board” means the board of directors of Cameco.

3.	“Cameco” means Cameco Corporation.

4.	“Effective Date” means October 2, 2023.

5.

“Executives” means any officer appointed by the Board from time to time and includes former officer appointees and any individual who is, or was during the Look-Back Period, an executive officer of Cameco within the meaning of Rule 10D-1(d) under the U.S. Securities Exchange Act of 1934. “Executive” means any one of the Executives.

6.	“Human Resources and Compensation Committee” means the human resources and compensation committee of the Board.

7.

“Incentive Compensation” means that portion of an Executive’s compensation that is granted, earned or vested based wholly or in part on stock price, total shareholder return or the attainment of (i) financial goals that are determined and presented in accordance with the accounting principles used in preparing Cameco’s financial statements, and (ii) any other measures that are derived from such measures.

8.	“Look-Back Period” means, with respect to any given Restatement, the three completed fiscal years preceding the date Cameco is required to prepare such Restatement.

9.

“Overcompensation Amount” means the portion of an Executive’s Incentive Compensation relating to the Look-Back Period which is in excess of the Incentive Compensation that the Executive would have received for such period if the Incentive Compensation had been computed in accordance with the results as restated under the Restatement, calculated without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount to be recovered is not subject to mathematical recalculation directly from information in the Restatement, the amount to be recovered shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return, as applicable, and Cameco shall retain documentation of the determination of such estimate and provide such documentation to the New York Stock Exchange if so required by the Applicable Rules. Incentive Compensation is deemed received during the fiscal year during which the applicable financial reporting measure, stock price and/or total shareholder return measure, upon which the payment is based, is achieved, even if the grant or payment occurs after the end of such period.

10.	“Policy” means this Executive Incentive Compensation Recoupment Policy (SEC and NYSE).

11.

“Restatement” means an accounting restatement due to Cameco’s material non-compliance with any applicable financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to the previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to financial statements that do not constitute a Restatement include retroactive: (i) application of a change from one International Financial Reporting Standards (IFRS) accounting principle to another IFRS accounting principle; (ii) revisions to reportable segment information due to a change in internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustments to provisional amounts in connection with a prior business combination; and (vi) revisions for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

Application

This Policy applies to all Incentive Compensation received by a current or former Executive on or after the Effective Date.

Right to Recoup Incentive Compensation

In the event that:

a)	Cameco makes a Restatement; and

b)	the Executive received an Overcompensation Amount,

the Board shall, on the recommendation of the Human Resources and Compensation Committee, subject to Applicable Rules, determine and recover the Overcompensation Amount from the Executive as follows:

(i)

to the extent that the Overcompensation Amount has been paid, transferred or otherwise made available to the Executive, require, by written demand, the Executive to reimburse Cameco for such Overcompensation Amount (which, in the case of options or share appreciation rights received by the Executive during the Look-Back Period which have been exercised by the Executive, means the amount, by which the fair market value of a common share of Cameco on the date of exercise or settlement exceeded the exercise price for the option or share appreciation right);

(ii)

to the extent that the Overcompensation Amount has not been paid, transferred or otherwise made available to the Executive by Cameco, cancel, or require the Executive to forfeit, the receipt or payment of such Overcompensation Amount; and

(iii)

to the extent the Overcompensation Amount is not immediately recovered upon demand from the Executive, whether by reimbursement, forfeiture and/or cancellation, deduct the Overcompensation Amount, or any unrecovered portion thereof, from salary, wages and/or any other Incentive Compensation whether or not referable to the Look-Back Period owing, awarded or payable by Cameco to the Executive or withhold, forfeit and/or cancel any Incentive Compensation to compensate for the Overcompensation Amount or any unrecovered portion thereof, and to bring any other actions against the Executive which they may deem necessary or advisable to recover the Overcompensation Amount or any unrecovered portion thereof.

Notwithstanding the foregoing, the Board may determine that repayment of an Overcompensation Amount (or a portion thereof) is not required only where it determines that recovery would be impracticable and one of the following circumstances exists: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided Cameco has (A) made a reasonable attempt to recover such Incentive Compensation, (B) documented such reasonable attempt and (C) provided such documentation to the New York Stock Exchange; (ii) recovery would violate Canadian law where the law was adopted prior to November 28, 2022, provided Cameco has (A) obtained an opinion of Canadian counsel acceptable to the New York Stock Exchange that recovery would result in such violation and (B) provided such opinion to the New York Stock Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Cameco, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

This Policy will be enforced and appropriate exhibit filings will be made in accordance with the Applicable Rules. Recoupment of Overcompensation Amounts under this Policy will be initiated by Cameco at the direction of the Board on the recommendation of the Human Resources and Compensation Committee, and all amounts recoverable or payable hereunder shall be paid to Cameco or as directed by the Board.

This Policy is in addition to any other action or remedy available to Cameco against the Executive under Applicable Rules, including termination of employment for cause.

No Fault Application, No Indemnification

Recovery of erroneously received compensation under this Policy is on a “no fault” basis, meaning that it will occur regardless of whether the Executive engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Restatement. No Executive may be indemnified by Cameco, or any of its affiliates, from losses arising from the application of this Policy.

General

Subject to applicable law, this Policy may be terminated at any time by the Board.

In the event of any conflict or inconsistency between this Policy and any other policies, plans or other materials of Cameco, this Policy will govern.

Nothing in this Policy is intended to limit or otherwise preclude recovery under the Company’s existing Executive Incentive Compensation Recoupment Policy, as such policy may be amended from time to time.

Policy Governance

Policy Sponsor: The human resources and compensation committee

Approved by: The Cameco Corporation Board of Directors

Date approved: November 22, 2023

Date last reviewed: Not applicable

Responsibility for document management: Corporate Secretary